1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 30, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT
REGARDING BUSINESS COMPETITION WITH CHINALCO

Since the initial public offering of the A shares of Aluminum Corporation of China Limited* (the "Company") in April 2007, the Company has been striving to solve the problem of business competition with Aluminum Corporation of China ("Chinalco"), its controlling shareholder. With on-going efforts, it has basically solved the issue of business competition with Chinalco in primary aluminum business and aluminum fabrication business. Currently, a few aluminum fabrication business and pseudoboehmite business under Chinalco compete to a certain extent with the Company.

I.	Undertakings made by Chinalco and the Company regarding avoidance of business competition

(I)	On 5 November 2001, the Company and Chinalco entered into a Non-Competition Agreement, the major terms of which are:

1.

During the validity period of the Non-competition Agreement, except those businesses carried out in order to perform the connected transaction agreements entered into by both parties on the same date as the Non-competition Agreement, Chinalco shall not and procure and ensure its subordinate enterprises and entities (including its subsidiaries, branches and other entities) shall not, whether solely or jointly with or on behalf of any person or company (enterprise or entity), directly or indirectly, engage in, participate, invest in or assist in the operation of any activities or businesses which, directly or indirectly, compete with the principal business of the Company, as set out in the Non-competition Agreement, in or outside the PRC.

2.

If Chinalco becomes aware of any business opportunity ("Business Opportunity") which is the same as or similar to the principal business of the Company which may, directly or indirectly, compete or may lead to competition with the principal business of the Company, it shall promptly notify the Company, and at its best endeavor, procure that such business opportunity be provided to the Company on terms and conditions acceptable to the Company and no less favourable than those provided to Chinalco and its subordinate enterprises and entities or any independent third party.

3.

Chinalco undertakes to grant the Company a pre-emptive right to acquire at any time the existing business of Chinalco which, directly or indirectly, competes with the principal business of the Company and the aluminum fabrication business.

(II)

As Chinalco and the Company both operated aluminum fabrication business and pseudoboehmite business and in order to protect interests of the minority shareholders, on 10 June 2005, the Company and Chinalco entered into a Supplemental Non-Competition Agreement, pursuant to which, Chinalco undertook:

1.

Following the date of the listing of the Company's A shares, the non-competition shall cover aluminum fabrication business and pseudoboehmite business until the Company ceases to be engaged in such businesses.

2.

Within a certain period of time following the listing of the Company's A shares, the Company will arrange to dispose of its aluminum fabrication business, or acquire Chinalco's aluminum fabrication business and to acquire Chinalco's pseudoboehmite business.

3.

If the Company makes a request to Chinalco to acquire its aluminum fabrication business and pseudoboehmite business, Chinalco will, in accordance with relevant provisions of the Non-Competition Agreement and on the principle of fairness and reasonableness, sell such businesses to the Company at a fair price (including by way of transfer of equity interests or assets).

(III)

On 18 December 2006, Chinalco issued the "Undertaking Letter of Aluminum Corporation of China in relation to the Share Reform of Shandong Aluminum Industry Co., Ltd." and the "Undertaking Letter of Aluminum Corporation of China in relation to Share Reform of Lanzhou Aluminum Co., Limited", undertaking that following the date of listing of the Company's shares on the Shanghai Stock Exchange, it will inject quality aluminum assets (including but not limited to assets and equity interests in its aluminum, aluminium fabrication businesses) as and when appropriate, in order to further optimize the Company's industry chain.

(IV)

On 22 March 2007, the Company issued the "Supplemental Undertaking Letter in relation to the Avoidance of Business Competition", undertaking to acquire the primary aluminum business of LanZhou Liancheng Aluminum Industrial Co., Ltd. by the end of 2007, to solve the business competition with Tongchuan Xinguang Aluminum Co. Ltd. ("Tongchuan Xinguang"), a subsidiary of Chinalco, within one year following the listing of the Company's A shares, and to merge with the aluminum business of Baotou Aluminum Co., Limited ("Baotou Aluminum") as and when appropriate following the issue of the Company's A shares.

II.	Implementation of non-competition measures since the Company's initial public offering of A shares in April 2007

(I)	Primary aluminum business

At the time of initial public offering of the A shares by the Company in April 2007, the subsidiaries of Chinalco which were mainly engaged in the primary aluminum business were LanZhou LianCheng Aluminum Industrial Co., Ltd. (directly owned), Baotou Aluminum (indirectly owned through Baotou Aluminum (Group) Co., Ltd.) and Tongchuan Xinguang (indirectly owned through Shaanxi Non-ferrous Metal Holding (Group) Co., Ltd.
() ("Shaanxi Non-ferrous")).Through the following measures, the Company and Chinalco have resolved the issue of business competition in the primary aluminum business:

1.

On 28 December 2007, the Company issued an additional 637,880,000 A shares, whereby it completed the acquisition of Baotou Aluminum through a share swap, resulting in Baotou Aluminum becoming a wholly-owned subsidiary of the Company. After the Company completed the procedures for cancelling the shares of Baotou Aluminum in May 2008, all the assets, liabilities and equity of Baotou Aluminum were merged into the Company. Upon the Company owning the relevant primary aluminum assets of Baotou Aluminum, the competition between the Company and Chinalco in the business of primary aluminum production was significantly reduced.

2.

On 12 November 2007, Chinalco divested the assets and liabilities of the primary aluminum production business of LanZhou LianCheng Aluminum Industrial Co., Ltd. to establish Lanzhou Liancheng Longxing Aluminum Company Limited ("Longxing Aluminum "). On 12 May 2008, the Company through bidding at China Beijing Equity Exchange, acquired the 100% equity interest in Longxing Aluminum from Chinalco, which further reduced the competition between the Company and Chinalco in the business of primary Aluminum production.

3.

On 17 February 2009, SASAC issued the "Official Reply to Issues Concerning the Transfer of the State-Owned Equity Interest in Shaanxi Non-ferrous Metal Holding (Group) Co., Ltd. at Nil Consideration (guo zi chan quan No. [2009]51)" ("Official Reply"), approving the transfer of 72% equity interest in Shaanxi Non-Ferrous held by Chinalco to Shaanxi Provincial Government at nil consideration. Chinalco has completed such transfer of equity interest in accordance with the Official Reply and no longer indirectly holds any equity interest in Tongchuan Xinguang, which eliminated the competition between the Company and Chinalco in the business of primary aluminum production.

(II)	Aluminum fabrication business

At the time of the initial public offering of the A shares by the Company in April 2007, Chinalco's subsidiaries which were engaged in the aluminum fabrication business mainly included Chalco Southwest Aluminum Cold Rolling Co., Limited ("Chalco Southwest Aluminum Cold Rolling"), Chalco Henan Aluminum Co., Limited ("Henan Aluminum"), Chalco Ruimin Company Limited ("Chalco Ruimin"), Chalco Southwest Aluminum Company Limited ("Chalco Southwest Aluminum") and Huaxi Aluminum Company Limited ("Huaxi Aluminum"). In May 2008, the Company, through bidding at China Beijing Equity Exchange, acquired the 100% equity interest in Chalco Southwest Aluminum Cold Rolling, 84.02% equity interest in Henan Aluminum, 75% equity interest in Chalco Ruimin, 60% equity interest in Chalco Southwest Aluminum and 56.86% equity interest in Huaxi Aluminum. As a result, Chinalco no longer holds any equity interest in the aforesaid companies. This transaction basically solved the issue of competition between the Company and Chinalco in the aluminum fabrication business.

III.	Detailed plan and arrangement to reduce and solve the existing business competition

Through the aforesaid measures, the Company and Chinalco have achieved considerable progress in reducing and resolving business competition and have eliminated the business competition in primary aluminum production business between the Company and Chinalco. With regard to the existing minor business competition in the pseudoboehmite business and aluminum fabrication business, Chinalco has undertaken to grant to the Company the pre-emptive right and that the Company may at any time request to acquire such businesses. The Company will, with reference to actual market conditions and conditional upon the interests of the Company and its public shareholders not being affected, request to acquire from Chinalco its pseudoboehmite business and aluminum fabrication business at appropriate time pursuant to the undertakings made by Chinalco. The Company will, in accordance with relevant provisions of documents such as the aforesaid Non-Competition Agreement and on the principle of fairness and reasonableness, actively procure Chinalco to sell such businesses to the Company at a fair price by lawful methods such as transfer of equity interests or assets, so as to completely eliminate such business competition.

By order of the board of directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
30 June 2011

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary